UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 3, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date July 3, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES POWER BOILER TO UPM CALEDONIAN FOR GREEN ENERGY
PRODUCTION IN SCOTLAND
(Helsinki, Finland, July 3, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Power, a part of Metso Paper business area, will supply UPM’s Caledonian paper mill with a biomass-fired power boiler to the mill’s new power plant in Irvine, Scotland. Start-up for the plant is scheduled for the first half of 2009. The value of the order is approximately EUR 40 million. The order is included in Metso’s second quarter order backlog.
The power boiler will utilize bubbling fluidized bed technology. The delivery will also include a dry flue gas cleaning system, which improves mill’s environmental performance. The boiler will burn CO2 (carbon dioxide) neutral biomass utilizing a combination of wood fuel and site derived residues as its primary fuel.
With this new power plant UPM will continue to reduce carbon emissions by 75,000 tons annually. The company has reduced its production related fossil CO2 emissions by 25 percent during the last ten years by investing in biomass-based energy generation and in energy efficiency. The new power plant at the Caledonian mill will also significantly assist Scotland in achieving its 2010 national renewables generation target of 18 percent.
UPM’s sales in 2006 were EUR 10 billion, and it has about 28,000 employees. UPM’s main products include printing papers, self-adhesive label materials and wood products. The production capacity of the Caledonian mill is 280,000 tons of LWC magazine paper and it employs 360 people.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Kari Remes, General Manager, Sales, Metso Power, tel. +358 40 709 2015
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.